June 25, 2002





Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549


Re:      Hewlett-Packard Company
         Commission File No. 1-4423
         Annual Report on Form 11-K for
         The Tax Saving Capital Accumulation Plan


Ladies and Gentlemen:

Pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended, I am transmitting on behalf of Hewlett-Packard Company its Annual Report on Form 11-K for the Tax Saving Capital Accumulation Plan for the fiscal year January 1, 2001 to December 31, 2001


                                       Very truly yours,


                                       /s/ Charles N. Charnas
                                       ---------------------------
                                       CHARLES N. CHARNAS
                                         Assistant Secretary

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------




                                   FORM 11-K




                                   (Mark One)
     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                           ACT OF 1934 [FEE REQUIRED]


                  For the fiscal year ended December 31, 2001

                                       OR

                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
             THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


          For the transition period from ____________ to ____________
                         Commission File Number: 1-4423

  A. Full title of the plan and address of the plan, if different from that of the issuer named below:


                            HEWLETT-PACKARD COMPANY
                      TAX SAVING CAPITAL ACCUMULATION PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                            HEWLETT-PACKARD COMPANY
                              3000 HANOVER STREET
                          PALO ALTO, CALIFORNIA 94304

                              REQUIRED INFORMATION

HEWLETT-PACKARD COMPANY
TAX SAVING CAPITAL ACCUMULATION PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2001 AND 2000 AND FOR THE YEAR ENDED DECEMBER 31, 2001
-------------------------------------------------------------------------------

                                                                           Page
                                                                           ----
Report of Independent Auditors - Ernst & Young, LLP..........................1

Independent Accountants' Report - Mohler, Nixon & Williams...................2

AUDITED FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits..............................3

Statement of Changes in Net Assets Available for Benefits....................4

Notes to Financial Statements................................................5

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2001:

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)...............10

Exhibit No. 23.1  Consent of Ernst & Young LLP, Independent Auditors........12

Exhibit No. 23.2  Consent of Mohler, Nixon & Williams, Independent
  Accountants...............................................................13

                         REPORT OF INDEPENDENT AUDITORS


Plan Administrator
Hewlett-Packard Company Tax Saving Capital Accumulation Plan


We have audited the accompanying statement of net assets available for benefits of Hewlett-Packard Company Tax Saving Capital Accumulation Plan as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                       /s/ Ernst & Young LLP
                                       ---------------------
                                       ERNST & YOUNG LLP


San Jose, California
April 26, 2002

                         INDEPENDENT ACCOUNTANTS' REPORT


To the Participants and Administrator of The Hewlett-Packard Company
Tax Saving Capital Accumulation Plan

We have audited the statement of net assets available for benefits of the Hewlett-Packard Company Tax Saving Capital Accumulation Plan (the Plan) as of December 31, 2000, as listed in the accompanying table of contents. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.



/s/  MOHLER, NIXON & WILLIAMS
-----------------------------
MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
May 11, 2001

HEWLETT-PACKARD COMPANY
TAX SAVING CAPITAL ACCUMULATION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
-------------------------------------------------------------------------------

                                                          DECEMBER 31,
                                                          ------------
                                                      2001             2000
                                                      ----             ----

ASSETS
Investments ................................... $ 3,321,195,594  $ 3,748,712,000

Receivables:
   Company contribution receivable ............      12,200,403       12,781,000
   Amount due from brokers for securities sold          226,056          671,000
   Interest and dividends receivable ..........       2,044,072        2,148,000
                                                  -------------    -------------

Total receivables .............................      14,470,531       15,600,000
                                                  -------------    -------------

Total assets ..................................   3,335,666,125    3,764,312,000
                                                  -------------    -------------

LIABILITIES

Amounts due to brokers for securities purchased         149,356          850,000
                                                  -------------    -------------

Total liabilities .............................         149,356          850,000
                                                  -------------    -------------

Net assets available for benefits ............. $ 3,335,516,769  $ 3,763,462,000
                                                ===============  ===============

See accompanying notes.

HEWLETT-PACKARD COMPANY
TAX SAVING CAPITAL ACCUMULATION PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
-------------------------------------------------------------------------------


                                                          FOR THE YEAR
                                                              ENDED
ADDITIONS                                               DECEMBER 31, 2001
                                                        -----------------
Interest and dividends                                  $    62,332,103

Contributions:
   Cash:
     Participant                                            231,384,260
     Company                                                109,080,563
     Rollover                                                41,130,678
                                                        ---------------
                                                            381,595,501

   Noncash:
     Participant                                             19,663,872
     Company                                                  9,069,690
     Rollover                                                    26,520
                                                        ---------------
                                                             28,760,082
                                                        ---------------
Total additions                                             472,748,976

DEDUCTIONS

Benefits paid directly to participants                      197,590,627
Net realized and unrealized depreciation in fair
    value of investments                                    702,318,299
Administrative expenses                                          99,614
Transfer to other plan                                          624,377
                                                        ---------------
Total deductions                                            900,632,917

Net decrease                                               (427,945,231)

Net assets available for benefits:

   Beginning of year                                      3,763,462,000
                                                        ---------------
   End of year                                          $ 3,335,516,769
                                                        ===============

See accompanying notes.

HEWLETT-PACKARD COMPANY
TAX SAVING CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001
-------------------------------------------------------------------------------

NOTE 1   DESCRIPTION OF THE PLAN
--------------------------------

The following brief description of the Hewlett-Packard Company Tax Saving Capital Accumulation Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering employees of Hewlett-Packard Company (the Company) and designated domestic subsidiaries who are on the U.S. payroll and who are employed as regular full-time or regular part-time employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

During 2001, participants of the Plan who have become participants of the Verifone, Inc. 401(k) Retirement Savings and Investments Plan (Verifone Plan) were allowed to transfer their outstanding participant loan balances to the Verifone Plan, resulting in a transfer of $624,377 of the Plan's net assets.

CONTRIBUTIONS

All employees who were hired on or after February 1, 1998 are deemed to have elected a three percent deferral effective on the first day of their employment, unless the employee makes a change to that election in the manner prescribed by the Company.

Participating employees may contribute, on a pretax basis, up to 20% of their eligible compensation as defined by the plan document. Subsequent to the June 2, 2000 spin off of Agilent Technologies, Inc. (Agilent) from the Company, participants may no longer direct their contributions to be invested in the Agilent Stock Fund. Contributions are subject to annual deductibility limits specified under the Internal Revenue Code (the Code). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contributions plans.

The Company contributes 100% of the first 3% and 50% of the next 2% of contributions that the participant contributed to the Plan. The Company matching contribution is deposited into each participants account after the end of each of the Company's fiscal quarters, which are January 31, April 30, July 31 and October 31, provided that the participant is an employee on the last day of the quarter.

Participant and Company contributions are made in cash for all funds except the Hewlett-Packard Company Stock Fund (Company Stock Fund). Contributions to the Company Stock Fund are made in either cash or the Company's common stock. Stock contributions attributable to employee deferrals totaled $19,663,872 in 2001. Stock contributions attributable to Company contributions totaled $9,069,690 in 2001. Stock contributions attributable to participant rollovers from other qualified plans totaled $26,520 in 2001. Contributions of the Company's common stock are valued at their fair market value at the closing price, as quoted on the New York Stock Exchange, on the date of contribution

The Company may guarantee a minimum total amount of participant and Company contributions that will be made to the Plan in a plan year. The amount, if any, that this minimum exceeds the actual total participant and Company contributions as determined above will be allocated to non-highly compensated employees (as defined in the Code) in the manner prescribed by the plan document. Minimum contributions of $275,000,000 were guaranteed for the 2001 plan year.

VESTING

Participants are one hundred percent vested in the Plan at all times.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (i) Company contributions, and (ii) Plan earnings and losses. Allocations are determined in accordance with the provisions of the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant's account. All amounts in participant accounts, including amounts invested in the Agilent Stock Fund prior to the June 2, 2000 spin off of Agilent, are participant-directed.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to four years. Loans are secured by the participant's account and bear interest at a rate equal to the prevailing prime rate plus one-half of 1% (0.5%). Principal and interest is paid ratably through payroll deductions.

PAYMENT OF BENEFITS

Upon termination of service, death, disability, and retirement, participants may receive a lump-sum amount equal to the value of their account. Effective January 1, 2001, participants with account balances exceeding $5,000 may elect to receive a series of cash installment payments. Lump-sum payments may be made in cash or shares of stock for distribution from both the Company Stock Fund and the Agilent Stock Fund.

ADMINISTRATIVE EXPENSES

Fees and expenses of the Plan for legal, accounting, and other administrative services are paid directly by the Company on behalf of the Plan. Loan fees and overnight postage fees are charged to individual participant's accounts.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The shares of the common collective trust fund is valued at the quoted redemption value on the last business day of the plan year. The money market fund is valued at cost plus accrued interest, which approximates fair value. The Company's and Agilent's common stock is traded on a national securities exchange and is valued at the last reported sales price on the last day of the plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 3   INVESTMENTS
--------------------

The following investments represent 5% or more of the fair value of the Plan's net assets:

                                                           DECEMBER 31,
                                                     2001               2000
                                                     ----               ----


Hewlett-Packard Company common stock            $ 523,368,587     $ 815,759,000
Fidelity Magellan Fund                            810,777,087       905,759,000
Fidelity Contrafund                               289,215,736       328,069,000
Fidelity Institutional Money Market Fund          324,112,255       252,956,000
Fidelity Growth & Income Portfolio                239,897,782       247,151,000
Vanguard Institutional Plus Shares Index Fund     222,582,710       237,406,000
Agilent Technologies, Inc. common stock               *             198,452,000


* Fair value of the investment was less than 5% of net assets at December 31, 2001.

During 2001, the Plan's investments (including investments purchased, sold, as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:


                                           NET REALIZED AND
                                              UNREALIZED
                                         DEPRECIATION IN FAIR
                                               VALUE OF
                                             INVESTMENTS
                                         --------------------


Registered investment companies            $ (338,677,409)
Common collective trust fund                   (2,386,165)
Common stock                                 (361,254,725)
                                           ---------------

                                           $ (702,318,299)
                                           ===============


NOTE 4.  INCOME TAX STATUS
--------------------------

The Plan has received a determination letter from the Internal Revenue Service dated August 22, 2000, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

NOTE 5.  RELATED PARTY TRANSACTIONS
-----------------------------------

Transactions in shares of the Company's common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2001, the Plan made purchases of approximately $457,188,007 and sales of approximately $484,226,692 of the Company's common stock.

NOTE 6.  SUBSEQUENT EVENT
-------------------------

During 2002, the Company's shareholders approved a merger with Compaq Corporation. The effect on the Plan has not yet been determined.

                             SUPPLEMENTAL SCHEDULE

HEWLETT-PACKARD COMPANY
TAX SAVING CAPITAL ACCUMULATION PLAN
EIN 94-1081436, PLAN #004

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
-------------------------------------------------------------------------------

(A)                 (B)                                          (C)                   (E)
     IDENTITY OF ISSUE, BORROWER, LESSOR,                   DESCRIPTION OF           CURRENT
             OR SIMILAR PARTY                                INVESTMENTS              VALUE
             ----------------                                -----------              -----
     Registered investment companies:
        Harbor Capital Appreciation Fund                  4,121,235 shares      $  120,463,686
        ICAP Equity Portfolio                               729,035 shares          31,355,782
        Templeton Foreign Index Fund                      6,006,970 shares          55,564,468
        Janus Aspen Series Worldwide Growth Portfolio     3,965,412 shares         113,172,871
        Mas Mid Cap Growth Portfolio                      7,534,813 shares         131,482,490
        Pimco Total Return Fund                           5,714,379 shares          59,772,409
        Domini Social Equity Fund                           800,436 shares          21,907,931
        Vanguard Institutional Plus Shares Index Fund     2,122,058 shares         222,582,710
*    Fidelity Magellan Fund                               7,779,477 shares         810,777,087
*    Fidelity Contrafund                                  6,762,117 shares         289,215,736
*    Fidelity Growth & Income Portfolio                   6,417,811 shares         239,897,782
*    Fidelity Intermediate Bond Fund                     11,096,711 shares         114,518,063
*    Fidelity Low-Priced Stock Fund                       3,325,740 shares          91,191,793
                                                                                --------------
                                                                                 2,301,902,808

     Common collective trust fund:
        Spartan Extended Market Index Fund                  983,150 shares          23,300,655

     Money market fund:
*       Fidelity Institutional Money Market Fund        324,112,255 shares         324,112,255

                                                        Interest rates from
                                                           5.5%-10.48%,
                                                         maturing through
*    Participant loans                                     December 2005            55,760,903

     Common stock:
*       Hewlett-Packard Company                          25,480,457 shares         523,368,587
        Agilent Technologies, Inc.                        3,253,258 shares          92,750,386
                                                                                --------------
         Total investments                                                      $3,321,195,594
                                                                                ==============

*Indicates a party-in-interest to the Plan

Column (d) cost, has been omitted, as investments are all participant-directed.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934. The trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


Date:  June 25, 2002



                                       HEWLETT-PACKARD COMPANY
                                       TAX SAVING CAPITAL ACCUMULATION PLAN


                                       /s/ Charles N. Charnas
                                       --------------------------
                                       CHARLES N. CHARNAS
                                         Assistant Secretary

                                                                   EXHIBIT 23.1



               CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 2-92331) pertaining to the Hewlett-Packard Company Tax Saving Capital Accumulation Plan of our report dated April 26, 2002, with respect to the financial statements and schedule of the Hewlett-Packard Company Tax Saving Capital Accumulation Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.


                                       /s/ Ernst & Young LLP
                                       ----------------------
                                       ERNST & YOUNG LLP


San Jose, California
June 20, 2002

                                                                   EXHIBIT 23.2




          CONSENT OF MOHLER, NIXON & WILLIAMS, INDEPENDNT ACCOUNTANTS


We consent to the incorporation by reference in the Registration Statement on Form S-8 (No 2-92331) of Hewlett-Packard Company of our report dated May 11, 2001, with respect to the statement of net assets available for benefits of the Hewlett-Packard Company Tax Saving Capital Accumulation Plan as of December 31, 2000 included in this Annual Report on Form 11-K.



                                       /s/ Mohler, Nixon & Williams
                                       -----------------------------
                                       MOHLER, NIXON & WILLIAMS
                                       Accountancy Corporation
                                       Campbell, California
                                       June 20, 2002